September 1, 2006	Jon E. Gavenman
jon.gavenman@hellerehrman.com
Direct (650) 233-8539
Via Fax and Overnight Courier	Direct Fax (650) 324-6635
Main (650) 324-7000
Fax (650) 324-0638

42553.0001

Stephen Krikorian

Accounting Branch Chief

Securities & Exchange Commission

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20549

Re:	LookSmart, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2005
Form 10-Q for the Quarterly Period Ended March 31, 2006
Form 10-Q for the Quarterly Period Ended June 30, 2006
File No. 000-27265

Ladies and Gentlemen:

This letter is in response to Mr. Krikorian’s letter to Mr. David B. Hills dated August 15, 2006, which sets forth the Staff’s comments regarding the above referenced filings of LookSmart, Ltd. (“LookSmart”). As discussed by the undersigned with Mr. Christopher White on August 23, 2006, LookSmart is responding to the Staff’s comments in this letter. LookSmart understands Comment 2 to be prospective in nature, and LookSmart plans to implement its response thereto in future public disclosures following resolution of the comment with the Staff.

The numbered responses set forth below correspond to the numbers set forth in Mr. Krikorian’s letter. For your convenience, we have included the Staff’s comments in bold typeface before each of our responses, and we have divided the responses to Comment 2 by each of the Staff’s bullet points.

Form 10-Q for the Quarterly Period Ended June 30, 2006

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Valuation of Goodwill and Intangible Assets, page 17

1. We note your disclosure, “[g]oodwill is reviewed for impairment at least annually and as a result of any event that significantly changes [y]our business.” Based on your

Stephen Krikorian

September 1, 2006

disclosure, it does not appear you have tested for impairment since your last annual test. Tell us how you considered the significant decline in your market capitalization in fiscal year 2006 and why you believe this decline is not a triggering event for an impairment test. We refer you to paragraph 28 of SFAS 142. In addition, please describe how you determine fair value for your reporting unit and how your fair value measurements comply with paragraphs 23 through 25 of SFAS 142. As part of your response, tell us how the fair value measurement of your reporting unit compares to your market capitalization.

In response to the Staff’s comment, we respectfully submit that the Company adheres to SFAS 142 and tests for impairment on an annual basis and “between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount”. The Company does not believe that any such event or circumstance change has occurred that would impair the current value of our goodwill at June 30, 2006. Please note that the Company has determined that it currently has only a single reporting unit for this purpose and, accordingly, measures impairment at the enterprise level. At June 30, 2006, the Company’s market capitalization was approximately $74.3 million compared to the net book value of the enterprise of approximately $60.7 million. As the market capitalization of the Company exceeded the net book value of the enterprise by a significant amount at quarter-end, the Company concluded that a triggering event had not occurred and a more extensive impairment evaluation as is performed annually, was not required. With respect to the decline in the market capitalization of the Company, we respectfully note that paragraph 23 of SFAS 142 provides as follows: “Quoted market prices in active markets are the best evidence of fair value and shall be used as the basis for the measurement, if available. However, the market price of an individual equity security (and thus the market capitalization of a reporting unit with publicly traded equity securities) may not be representative of the fair value of the reporting unit as a whole. The quoted market price of an individual equity security, therefore, need not be the sole measurement basis of the fair value of a reporting unit.” Based on the above, the Company does not believe that a triggering event occurred at June 30, 2006. The Company will continue to monitor and review goodwill as part of the quarterly review process in the third quarter and make adjustments if the circumstances warrant.

Form 8 K filed on August 3, 2006

Exhibit 99.1

2. We note your use of non-GAAP financial measures, which exclude the impact of share-based compensation expense from your operating expenses and net income. Please address the following with respect to your use of such non-GAAP measures:

•	We note you have not provided a reconciliation of your non-GAAP operating expense and non-GAAP net income measures with the most directly comparable financial measures calculated and presented in accordance with GAAP. When disclosing such non-GAAP measures, you are required to provide such reconciliations pursuant to Item 10(e)(1)(i)(B) of Regulation S-K. Please advise.

Stephen Krikorian

September 1, 2006

In response to the Staff’s comments, the Company respectfully submits its belief that its non-GAAP operating expense and non-GAAP net loss measures were presented in a “clearly understandable method” in accordance with Item 10(e)(1)(i)(B) of Regulation S-K. In particular, with respect to operating expense, the Company respectfully submits that its press release disclosure was self-reconciling in its text. The Company disclosed 2nd quarter 2006 GAAP total operating expenses of $8.8 million, inclusive of $0.8 million of non-cash, share-based compensation charges. Similarly, the Company disclosed 1st quarter 2006 GAAP total operating expenses of $8.5 million inclusive of $0.3 million of non-cash, share-based compensation charges. With those disclosures already made in the paragraph, the Company then presented the non-GAAP operating expense numbers by subtraction, in a manner that the Company believed was clear on its face to the reader ($8.5 million minus $0.3 million equals $8.2 million, and $8.8 million minus $0.8 million equals $8.0 million, respectively, quarter to quarter). The Company respectively submits that this disclosure of non-GAAP measures is textually self-reconciling, and thus presented in an “other clearly understandable method” in accordance with Item 10(e)(1)(i)(B).

Similarly, non-GAAP net loss was presented applying subtraction to the GAAP numbers already disclosed in the paragraph. That is: (1) 2nd quarter 2006 of $3.6 million equals $4.4 million minus $0.8 million; and (2) an improvement of $0.6 million is the result of subtracting 2nd quarter 2006 of $3.6 million (as stated above) from 1st quarter 2006 of $4.2 million ($4.5 million minus $0.3 million). The Company respectfully submits that its clear GAAP disclosure, coupled with the mathematics presented for the readers’ convenience, does not require a tabular reconciliation under the “other clearly understandable method” standard of Item 10(e)(1)(i)(B).

•	Your disclosure states that you believe “these non-GAAP measures are a meaningful indicator to investors of the underlying performance of LookSmart’s business operations.” Explain why you believe that it is useful to exclude stock-based compensation expense when evaluating your performance as such expense generally represents recurring expenses that result from your operating activities. In this respect, address why you believe that excluding certain non-cash charges is a proper reflection of your performance. Note that Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures states, “companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items.” Therefore, you must either demonstrate the usefulness of your non-GAAP measures or eliminate such measures from your disclosure based on this guidance. In this respect, clarify whether you reasonably believe it is probable that the financial impact stock-based compensation expense will become immaterial within a near-finite period.

In response to the Staff’s comments, the Company supplementally advises the Staff that the Company has reviewed the requirements of Items 10(e)(1)(i)(C) and 10(e)(1)(i)(D) of Regulation S-K, along with the Division of Corporations Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8, and proposes to provide revised disclosure to address this comment in future filings where applicable. In particular, the Company will identify the Company’s specific reasons for excluding equity-based compensation in assessing its non-GAAP

Stephen Krikorian

September 1, 2006

performance. The Company believes that cash flow from operations, exclusive of non-cash charges, is a focal point for the Company’s investors with respect to the Company’s operations, and therefore that the presentation of such operation results on a non-GAAP basis is appropriate and in the interests of the Company and investors (provided of course that the Company continues to present its results in a GAAP basis in accordance with the Commission’s rules.) The Company plans to enhance its future disclosure, along the lines indicated in Attachment A to this letter, in an effort to address the disclosures mentioned in the Division of Corporations Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

•	If you are able to meet the burden of demonstrating the usefulness of your non-GAAP measures, ensure further uses include all the disclosure required by Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Please see the above response and Attachment A to this letter.

*  *  *

Finally, LookSmart has authorized the undersigned to provide LookSmart’s acknowledgement that:

•	LookSmart is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	LookSmart may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jon E. Gavenman
Jon E. Gavenman
Heller Ehrman LLP

Attachment A

Proposed Sample Disclosure Going Forward, as Appropriate

GAAP to Non-GAAP reconciliation

LookSmart provides non-GAAP financial information to assist investors in assessing its current and future operations in the way that LookSmart’s management evaluates those operations. Non-GAAP operating expense and non-GAAP net loss are supplemental measures of LookSmart’s performance that are not required by, and are not presented in accordance with, generally accepted accounting principles (GAAP). The non-GAAP information does not substitute for any performance measure derived in accordance with GAAP. LookSmart believes that this non-GAAP information provides useful information to investors by excluding the effect of some non-cash expenses that are required to be recorded under GAAP but that LookSmart believes are not indicative of LookSmart’s core operating results.

LookSmart’s management evaluates and makes operating decisions about its business operations primarily based on revenue and the core costs of those business operations. Management believes that non-cash, equity-based compensation charges are not core operating costs of its business operations. Therefore, management presents non-GAAP financial measures, along with GAAP measures, in this [earnings release] by excluding these items from the period expenses. A limitation associated with these measures is that they do not include stock-based compensation expense related to our workforce. A limitation of non-GAAP net loss is that it does not include all items that impact our net loss and net loss per share for the period. The income statement line items involved in the adjustment from GAAP to non-GAAP presentation in this [earnings release] are the following items that include equity-based compensation charges: (1) cost of revenues; (2) operating expenses, research and development; (3) operating expenses, selling and marketing; and (4) operating expenses, general and administrative. These items in turn affect (1) total cost of revenues; (2) total costs and expenses; (3) operating income/loss; (4) income before income taxes; (5) net loss, and (6) basic earnings per share.

For each such non-GAAP financial measure, the adjustment provides management with information about LookSmart’s underlying operating performance that enables a more meaningful comparison of its financial results in different reporting periods. LookSmart’s management excludes the impact of equity-based compensation to eliminate the effects of this non-cash item, which, because it is based upon estimates on the grant dates, may bear little resemblance to the actual values realized upon the future exercise, expiration, termination or forfeiture of the stock-based compensation, and which, as it relates to stock options and stock purchase plan shares, is required for GAAP purposes to be estimated under valuation models, including the Black-Scholes model used by LookSmart. LookSmart’s management also excludes the impact of equity-based compensation to help it compare current period operating expenses against the operating expenses for prior periods. Management uses these measures to help it make budgeting decisions between those expenses that affect operating expenses and operating margin (such as research and development, sales and marketing, and general

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September 1, 2006

and administrative expenses), and those expenses that affect cost of revenue and gross margin. Further, the availability of non-GAAP financial information helps management track actual performance relative to financial targets, including both internal targets and publicly announced targets. Making this non-GAAP financial information available to investors, in addition to the GAAP information, helps investors compare LookSmart’s performance with the performance of other companies in our industry, which use similar financial measures to supplement their GAAP financial information.

As stated above, management recognizes that the use of these non-GAAP measures has limitations, including the fact that management must exercise judgment in determining which types of charges should be excluded from the non-GAAP financial information. Because other companies, including companies similar to LookSmart, may calculate their non-GAAP earnings differently than LookSmart, non-GAAP measures may have limited usefulness in comparing companies. Management believes, however, that providing this non-GAAP financial information, in addition to the GAAP information, facilitates consistent comparison of LookSmart’s financial performance over time. LookSmart has provided non-GAAP results to the investment community, not as an alternative but as an important supplement to GAAP information, to enable investors to evaluate LookSmart’s core operating performance in the same way that management does.